Filed pursuant to Rule 253(g)(2)

File No. 024-11479

APTERA MOTORS CORP.

SUPPLEMENT DATED DECEMBER 1, 2023

 TO OFFERING CIRCULAR DATED SEPTEMBER 5, 2023

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated September 5, 2023 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1786471/000119312523228374/d526648d253g2.htm.

Additional information about the Company is available in its 2023 Semi-Annual Report filed on Form 1-SA available here:

https://www.sec.gov/Archives/edgar/data/1786471/000110465923105367/tm2327289-1_1saa.htm, and is hereby incorporated by reference herein.

The purpose of this supplement is to:

•	Amend the perks available to investors.

The “Perks” section in the “Plan of Distribution and Selling Securityholders” on page 19 is replaced with the following:

Perks

The Company is offering perks at no additional cost to the investors based on amount invested under one subscription agreement. Investors will receive the perks listed for each investment tier as well as all perks for the lower investment tiers:

Investors who invest at least $1,000 will receive a $100 coupon* off the purchase price of a vehicle. This coupon can be used for the pre-order reservation fee.

Investors who invest at least $2,000 will receive a $1000 coupon* off the purchase price of a vehicle.

Investors who invest at least $10,000 will receive the following:

•	5% discount on a future vehicle (the “5% discount”).**

•	The opportunity to purchase a Launch Edition vehicle earlier with unique vehicle identifiers. ***

Investors who invest $25,000 will receive the following:

•	Tour of Aptera headquarters in Carlsbad, California

•	Test ride in one of our development vehicles

Investors who invest $100,000 will have lunch with our founders, Chris Anthony and Steve Fambro.

*	The maximum an investor can use in coupons on a single vehicle is $1,100 (the coupons for the first two levels). The coupons cannot be transferred, redeemed or assigned. The coupon can be used with the 5% discount, and will be applied prior to calculating the discount. The $1,000 coupon will only be applicable to those that invest or that sign a subscription agreement on or after December 1, 2023.

**	Up to $2,500 value.

***	The vehicle is not yet in production. The company has created a priority delivery waitlist for the first 2,000 vehicles for investors who invest at least $10,000 in the company on or after January 27, 2023. Placement on the waitlist is determined based on investment amount and is limited to 2,000 participants.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO REWARDS AND BONUS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

THE EXISTANCE OF A PERK DOES NOT GUARANTEE THE PRICING, SPECIFICATIONS OR THE PRODUCTION OF ANY VEHICLE, SEE “RISK FACTORS” ABOVE.

THE COMPANY RESERVES THE RIGHT TO DISCONTINUE ANY OF THE PERKS FOR REGULATORY PURPOSES.